Exhibit 12.1

THE ALLSTATE CORPORATION

COMPUTATION OF EARNINGS TO FIXED CHARGES RATIO

		For the six months ended June 30,				For the year ended December 31,
($ in millions)		2013		2012		2012		2011		2010		2009		2008

1.	Income from operations before income taxes	$1,644		$1,714		$3,306		$959		$1,100		$1,300		$(2,815)

	Fixed charges:

2.	Interest on indebtedness	$197		$188		$373		$367		$367		$392		$351

3.	Interest factor of annual rental expense	9		9		15		24		26		31		43

4.	Interest credited to contractholder funds	656		744		1,316		1,645		1,807		2,126		2,411

5.	Total fixed charges (2+3+4)	$862		$941		$1,704		$2,036		$2,200		$2,549		$2,805

6.	Preferred stock dividends	—		—		—		—		—		—		—

7.	Total fixed charges and preferred stock dividends (5+6)	$862		$941		$1,704		$2,036		$2,200		$2,549		$2,805

8.	Income from operations before income taxes and fixed charges (1+5)	$2,506		$2,655		$5,010		$2,995		$3,300		$3,849		$(10)

9.	Ratio of earnings to fixed charges (A) (8/5)	2.9	X	2.8	X	2.9	X	1.5	X	1.5	X	1.5	X	—	X

10.	Income from operations before income taxes and fixed charges and preferred stock dividends (1+7)	$2,506		$2,655		$5,010		$2,995		$3,300		$3,849		$(10)

11.	Ratio of earnings to fixed charges and preferred stock dividends (A) (10/7)	2.9	X	2.8	X	2.9	X	1.5	X	1.5	X	1.5	X	—	X

(A)	Earnings for the year ended December 31, 2008 were insufficient to cover fixed charges and combined fixed charges and preferred stock dividends by $2.82 billion.